GET RETURNS FROM AMICO

Developed by Intellivision Entertainment

PLATFORMS:
VIEW THE CAMPAIGN

You may currently reserve an investment in a security of Fig Publishing, Inc. that will generate returns based on the revenues received by Fig Publishing for the sales of **Intellivision Amico**, if and when Fig Publishing becomes a co-publisher and the product is developed and commercially released **(anticipated Q4 2020)**. Amico is being developed by Intellivision.

We are currently only collecting indications of interest, and the terms of the revenue sharing agreement with the developer and other details of this investment will be finalized if we receive sufficient interest from investors. We will notify those who have reserved shares by email if and when the offering for this security launches. At that time, an offering circular or memorandum that describes the security and revenue sharing agreement in more detail will be made available to you, and you will have the option to complete your reservation and invest. We may request additional documentation from you prior to completing your investment in order to comply with various banking and securities regulations, such as from your country of residence.

Security	Fig Game Shares - Amico
Game	Amico
Price Per Share	$1,000
Maximum Amount of Offering	$15,000,000
Use of Proceeds	Fig's general working capital — we commit through the license agreement to provide the developer with a funding amount that correlates to the investment raised during the campaign
Revenue Sharing Terms	a. Investors invest in Fig Game Shares - Amico, of Fig Publishing, Inc. b. Fig provides a development amount (Fig Funds) to the Developer. c. Provided the product is successfully developed and released, the Developer will pay Fig a revenue share on sales receipts received by the Developer. d. Fig will then pay out 85% of its revenue share to holders of Fig Game Shares - Amico as dividends, periodically over time as the product earns revenue.

ADDITIONAL INFORMATION

The graph below shows the estimated lifetime distributions for a single Fig Game Share – Amico ($1000 price), at various levels of revenue received by Fig, assuming a specific breakdown of revenue from different sources related to the sale of Intellivision Amico.* The lifetime distributions will vary depending on the level of investment raised, because Fig's revenue share would be divided among the number of securities is outstanding. However, the more funds we raise, the more funds we can make available for development, which may translate into more consumer interest in the completed product. The graph assumes the Fig Funds amount is $7,500,000, although it could be between $3,000,000 and $15,000,000. If the proportion of each source of revenue to Fig from Intellivision Amico (Direct Hardware sales, Indirect Hardware Sales, and Game Sales) is different than listed above, the dividend payment to stockholders could be significantly higher or lower than presented.


Potential Cumulative Dividends @ 85% Dividend Rate
Fig Game Shares Amico
fig
Chart assumptions:
• $7,500,000 Fig Funds
• 85% Dividend Rate
• Amounts Net of Distribution Fees and Marketing Expenses
• Proportional Breakdown of Net Revenue to Fig:
-50% software sales
-30% direct hardware sales,
-20% indirect hardware sales (through distributors)
Example 3
Breakeven
Example 2
Example 1
ANTICIPATED DISTRIBUTIONS PER $1,000 INVESTED
CUMMULATIVE NET REVENUE FROM SALES OF AMICO HARDWARE AND SOFTWARE

Example Points										
		Direct Hardware Sales		Indirect Hardware Sales		Software Sales		Revenue to Fig		Est. Distribution per Share
1.	$	7,352,941	$	4,901,961	$	12,254,902	$	4,411,765	$	500
2.	$	14,705,882	$	9,803,922	$	24,509,804	$	8,823,529	$	1,000
3.	$	37,500,000	$	25,000,000	$	62,500,000	$	22,500,000	$	2,550

* This graph above presents forward-looking statements that are subject to unknown risks and uncertainties. If any assumptions behind these estimates prove to be incorrect, or if any costs not accounted for prove to be material, then the point at which an investor would break even, and other points on this graph, could be substantially higher than estimated. Be cautious and do not to place undue emphasis on forward-looking statements in making your investment decisions.

TRANSPARENCY

Transparency is important to us. Please read the investment materials that are available when you begin investing. More information about Fig can be found in its SEC filings online at www.sec.gov. This includes our audited and reviewed financial statements.

View our audited and unaudited financials at the SEC

Investor FAQs

BECOME AN INVESTOR

Everyone can share in the potential success of the campaign by becoming an investor. Get started now to review the Investment Materials and Reserve your Shares.

GET STARTED

or View the Campaign

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Intellivision Reg A Investor Updates

7/2 Investor Update

Hi [First Name],

Our team is excited to have you on board! The campaign is just over a month old and we wanted to provide an update.

The Reg A qualification process is ongoing. The Form 1-A was submitted about one month ago, and we expect comments back from the SEC any day now. Once we receive comments we intend to make any necessary changes to the Form 1-A to make another public filing and to ask for qualification. As soon as the offering is qualified we will reach out to you in order to confirm your subscription and accept payment for your investment. Your position in line will not change and as of today the round still has room left before maxing out.

If you are looking to increase your investment commitment, please respond to this email with the total amount you would like to invest and our team will make the adjustment and then send you an email confirmation. Also, be on the lookout for two more Amico video updates from Tommy Tallarico in July.

We will be in touch soon with more updates. Have a great holiday weekend!

Thank you,

FGS-Amico Customer Service
1-800-587-1340
investors@fgs-amico.com

Fig Publishing, Inc., (the “Company”) is "Testing the Waters" under Regulation A under the Securities Act of 1933 for FGS-Amico. The Company is not under any obligation to make an offering under Regulation A. No money or other consideration is being solicited in connection with the information provided, and if sent in response, will not be accepted. While Testing the Waters, no offer to buy the securities can be accepted and no part of the purchase price can be received under Regulation A until an offering statement on Form 1-A has been filed and until the offering statement is qualified pursuant to Regulation A of the Securities Act of 1933, as amended, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. Any person's indication of interest involves no obligation or commitment of any kind. The information in that offering statement will be more complete than the information the Company is providing now, and could differ materially. You must read the documents filed. No offer to sell the securities or solicitation of an offer to buy the securities is being made in any state where such offer or sale is not permitted under the "blue sky" or securities laws thereof. No offering is being made to individual investors in any state unless and until the offering has been registered in that state or an exemption from registration exists therein. The securities offered using Regulation A are highly speculative and involve significant risks. The investment is suitable only for persons who can afford to lose their entire investment. Furthermore, investors must understand that such investment could be illiquid for an indefinite period of time. No public market currently exists for the securities, and if a public market develops following the offering, it may not continue. Some issuers may intend to list its securities on a national exchange and doing so entails significant ongoing corporate obligations including, but not limited to, disclosure, filing and notification requirements, as well compliance with applicable continued quantitative and qualitative listing standards. Prior to any investment in any Securities, you should review a copy of the current offering circular relating to those Securities included in the corresponding offering statement filed with the U.S. Securities and Exchange Commission, by clicking on the following link: Fig Publishing, Inc. CIK#: 0001658966.

7/28 Investor Update

Hi [First Name],

It's been 2 months since Palm Beach Ventures made their announcement. This part of the campaign is about to end so we wanted to reach back out with an update on the progress.

So far nearly $6,000,000 has been committed and we are well on our way to a successful campaign. The Reg A qualification process is in its last stages and we expect to announce qualification results early August. Just after that we will reach out and process all Reg A investment payments. On August 16th Palm Beach Ventures exclusive will end and on August 17th the campaign will launch on Republic's platform and will be open to their 750,000 investors. The final closing date is yet to be determined but we do expect it to be shortly after launching on Republic.

If you are looking to increase your investment reservation before the Palm Beach Ventures campaign expires, please respond to this email with the total amount you would like to invest and our team will make the adjustment and then send you an email confirmation. Also, be on the lookout for two more Amico video updates from Tommy Tallarico in the coming weeks and one that has Tommy and William Mikula playing Amico together in person!

Thank you,

FGS-Amico Customer Service
1-800-587-1340

investors@fgs-amico.com

INTELLIVISION TOGETHER AGAIN

Log in INVEST

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INVEST IN THE SUCCESS OF INTELLIVISION AMICO

Amico is developed by Intellivision Entertainment

The Intellivision Amico has been licensed by Fig Publishing, Inc. — a video game and console publisher and fundraising platform. Fig is offering FGS-Amico securities to provide purchasers with a financial interest in the success of the Amico console.

You may currently reserve an investment in FGS-Amico — a security that will generate returns based on the revenues received by Fig Publishing for the sales of Intellivision Amico, if and when Fig Publishing becomes a co-publisher and the product is developed and commercially released (anticipated Q4 2020). Amico is being developed by Intellivision.

We are currently only collecting indications of interest, and the terms of the revenue sharing agreement with the developer and other details of this investment will be finalized if we receive sufficient interest from investors. We will notify those who have reserved shares by email if and when the offering for this security is qualified. At that time, an offering circular or memorandum that describes the security and revenue sharing agreement in more detail will be made available to you, and you will have the option to complete your reservation and invest. We may request additional documentation from you prior to completing your investment in order to comply with various banking and securities regulations, such as from your country of residence.

Security	FGS – Amico

Price Per Share	$1,000
Maximum Amount of Offering	$15,000,000
Use of Proceeds	Fig's general working capital — we commit through the license agreement to provide the developer with a funding amount that correlates to the investment raised during the campaign
Revenue Sharing Terms	Investors invest in FGS-Amico of Fig Publishing, Inc. Fig provides a development amount (Fig Funds) to the Developer. Provided the product is successfully developed and released, the Developer will pay Fig a revenue share on sales receipts received by the Developer. Fig will then pay out 85% of its revenue share to holders of FGS-Amico as dividends, periodically over time as the product earns revenue.

Additional Information

The graph below shows the estimated lifetime distributions for a single FGS-Amico ($250 price), at various levels of revenue received by Fig, assuming a specific breakdown of revenue from different sources related to the sale of Intellivision Amico.* The lifetime distributions will vary depending on the level of investment raised, because Fig's revenue share would be divided among the number of securities is outstanding. However, the more funds we raise, the more funds we can make available for development, which may translate into more consumer interest in the completed product. The graph assumes the Fig Funds amount is $7,500,000, although it could be between $3,000,000 and $15,000,000. If the proportion of each source of revenue to Fig from Intellevision Amico (Direct Hardware sales, Indirect Hardware Sales, and Game Sales) is different than listed above, the dividend payment to stockholders could be significantly higher or lower than presented.


Potential Cumulative Dividends @ 85% Dividend Rate FGS–Amico
Chart assumes:
• $7,500,000 Fig Funds
• 85% Dividend Rate
• Amounts Net of Distribution Fees and Marketing Expenses
• Proportional Breakdown of Net Revenue to Fig:
— 50% software
— 30% direct hardware sales,
— 20% indirect hardware sales (through distributors)
Example 3
Breakeven
Example 2
Example 1
ANTICIPATED DISTRIBUTIONS PER $250 INVESTED
$1,125
$1,000
$875
$750
$625
$500
$375
$250
$125
$0
0
$25M
$50M
$75M
$100M
$125M
$150M
$175M
$200M
$225M
CUMMULATIVE NET REVENUE FROM SALES OF AMICO HARDWARE AND SOFTWARE

Example Points	Direct Hardware Sales	Indirect Hardware Sales	Software Sales	Revenue to Fig	Est. Distribution per Share
1	$7,352,941	$4,901,961	$12,254,902	$4,411,765	500
2	$14,705,882	$9,803,922	$24,509,804	$8,823,529	1000
3	$37,500,000	$25,000,000	$62,500,000	$22,500,000	2550

* This graph above presents forward-looking statements that are subject to unknown risks and uncertainties. If any assumptions behind these estimates prove to be incorrect, or if any costs not accounted for prove to be material, then the point at which an investor would break even, and other points on this graph, could be substantially higher than estimated. Be cautious and do not to place undue emphasis on forward-looking statements in making your investment decisions.

Transparency

Transparency is important to us. Please read the investment materials that are its SEC filings online at www.sec.gov. This includes our audited and reviewed financial statements.

View our audited and unaudited financials at the SEC

INTELLIVISION Amico

Invest in the success of Intellivision Amico

INVEST

INTELLIVISION TOGETHER AGAIN

Log in INVEST

The Fig Publishing, Inc., (the “Company”) is "Testing the Waters" under Regulation A under the Securities Act of 1933 for FGS-Amico. The Company is not under any obligation to make an offering under Regulation A. No money or other consideration is being solicited in connection with the information provided, and if sent in response, will not be accepted. While Testing the Waters, no offer to buy the securities can be accepted and no part of the purchase price can be received under Regulation A until an offering statement on Form 1-A has been filed and until the offering statement is qualified pursuant to Regulation A of the Securities Act of 1933, as amended, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. Any person's indication of interest involves no obligation or commitment of any kind. The information in that offering statement will be more complete than the information the Company is providing now, and could differ materially. You must read the documents filed. No offer to sell the securities or solicitation of an offer to buy the securities is being made in any state where such offer or sale is not permitted under the "blue sky" or securities laws thereof. No offering is being made to individual investors in any state unless and until the offering has been registered in that state or an exemption from registration exists therein. The securities offered using Regulation A are highly speculative and involve significant risks. The investment is suitable only for persons who can afford to lose their entire investment. Furthermore, investors must understand that such investment could be illiquid for an indefinite period of time. No public market currently exists for the securities, and if a public market develops following the offering, it may not continue. Some issuers may intend to list its securities on a national exchange and doing so entails significant ongoing corporate obligations including, but not limited to, disclosure, filing and notification requirements, as well compliance with applicable continued quantitative and qualitative listing standards.

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AMICO

by Intellivision Entertainment



Intellivision® Amico™ Family-friendly video game entertainment system ...
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INTELLIVISION
Amico
TM

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PRE-ORDERS OPEN

$1,432,050
OF $1 GOAL

100%
OF GOAL

12,817 PRE-ORDERS

INVEST PREORDER

ABOUT UPDATES FAQ COMMENTS INVEST

INTELLIVISION®
TOGETHER AGAIN

“At Intellivision, our mission is to use technology to bring family and friends back together by delivering simple, affordable, family-focused entertainment to everyone.”

- Tommy Tallarico, CEO

MEET Amico™

A unique video game system that’s redefining entertainment with family and friends



BRINGING PEOPLE TOGETHER AGAIN

Isn't it true that your fondest memories of playing video games are when you played together in the same room with a group of people? Much has changed in gaming since Intellivision began, with games becoming more isolating, complicated, and competitive. Using technology, creativity, and unrivaled passion, our team is on a mission to bring family and friends together again.

REGISTER TO INVEST INVEST!

Interested in investing in Fig and receiving shares that track Fig's right to revenue for Amico? Deal terms and other details available here.

Learn more about investing.

$100 PREORDER

REFUNDABLE DEPOSIT TOWARDS $279 VIP EDITION VINTAGE WOODGRAIN

Limited VIP Edition pre-order includes 1 Vintage Woodgrain Amico video game console, which includes 2 Bluetooth, color-touchscreen controllers and 6 pack-in games

DESCRIPTION

- 2 Controllers
- 6 Included Games
- $25 RFID Golden Ticket Gift Card
- Autographed Exclusive Lenticular Card
- 25% Off Merchandise Store Promo Code
- 3 Digital Video Game Soundtrack Albums

Estimated Delivery: Q4 2020

$100 PREORDER

REFUNDABLE DEPOSIT TOWARDS $249 VIP EDITION GRAPHITE BLACK

Limited VIP Edition pre-order includes 1 Graphite Black Amico video game console, which includes 2 Bluetooth, color-touchscreen controllers and 6 pack-in games

DESCRIPTION

- 6 Included Games
- 2 Controllers
- $25 RFID Golden Ticket Gift Card
- Autographed Exclusive Lenticular Card
- 25% Off Merchandise Store Promo Code
- 3 Digital Video Game Soundtrack Albums

Estimated Delivery: Q4 2020


Amico
Amico
Amico
Amico
Amico
Amico

SIMPLE

We strive for simplicity in everything we create — from our easy touchscreen, disc, and motion controls, to our effortless menus and games for all skill levels.

AFFORDABLE

An Amico system with two controllers and six installed games will retail for around $249 at launch — additional games will be typically priced between $2.99 and $9.99. Through our free Android or iOS app, mobile devices can be connected to Amico for up to eight total players.

FAMILY

Every game on Amico encourages group participation and teamwork through "couch co-op" style game play, while also offering single player modes. We are committed to offering products that parents feel confident about — all of our games have no graphic violence/blood, bad language, or sexual content, and are rated E or E10+. We also offer easy-to-use, positive-reinforcement parental controls.

ENTERTAINMENT

We want Amico to be who you turn to on family game night — we offer a diverse, curated library of original titles, retro, party, educational, and table games, so everyone can join in no matter what their skill level. We also utilize our unique controllers and interactive lighting to create a gaming experience you can't get anywhere else.


Intellivision® Amico™ Produ...
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FAMILY-FRIENDLY GAMES

$100

PREORDER

REFUNDABLE DEPOSIT TOWARDS $249 VIP EDITION GLACIER WHITE

Limited VIP Edition pre-order includes 1 Glacier White Amico video game console, which includes 2 Bluetooth, color-touchscreen controllers and 6 pack-in games

DESCRIPTION

- 2 Controllers
- 6 Included Games
- $25 RFID Golden Ticket Gift Card
- Autographed Exclusive Lenticular Card
- 25% Off Merchandise Store Promo Code
- 3 Digital Video Game Soundtrack Albums

Estimated Delivery: Q4 2020

Designed For Simplicity

When designing Amico, we had a vision — make gaming accessible again. Our team has packed an incredible number of features into a simple and affordable package. Luckily, we didn't have to start from scratch — the original Intellivision system had many great features that served as inspiration for Amico. Modern technology, updated ergonomics, and a fresh personality make for an entertainment system like no other.

Feature-rich Controllers

The Amico controller is designed for functionality and simplicity — with a familiar touchscreen, disc, and motion controls, anyone can join in on the fun.



Intellivision
Amico
Intellivision
Intellivision
Amico
Intellivision

In these MEET AMICO videos we give first looks at *Missile Command* and *SideSwipers* on Amico, but more importantly, we demonstrate our controllers operating with the hardware via Bluetooth along with mobile devices connected via Wi-Fi (running off our free Amico controller app). We also showcase the uniqueness of playing games with our controllers, creative ideas behind couch co-op game design and some of the differences and advantages to what we've built.



Meet Amico™ - Missile Com...
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ET Amico
Missile Command demo w/controllers



Meet Amico™ - SideSwipers ...
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ET Amico
SideSwipers Early Gameplay
Demo w/controllers

Wireless Automatic Charging

Simply place the controllers in the console and Amico takes care of the charging. This feature also doubles as an easy way of storing the controllers to keep things tidy.


Amico

Immersive LED Lighting

Amico uses unique lighting that not only makes for a fun and memorable gaming experience, but also helps guide players in an interactive way.


Amico

Fun For Everyone

Premium, family-friendly games for all skill levels

- Amico comes with six premium, pre-loaded games, with additional games typically ranging from $2.99 - $9.99
- No bad language, graphic violence/blood or sexual content — every game on Amico is rated E for Everyone or E10+
- Gameplay adapts to your skill level
- No ads, downloadable content, loot boxes, or in-game purchases

Extensive Game Library

From sports & recreation, educational & brain games, to party games and retro classics — there's truly something for everyone


Intellivision® Amico™ - VIP ...
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iNTELLiViSiON
CLASSiCS REMADE!
EXCLUSIVELY FOR INTELLIVISION

Your favorite Intellivision games return exclusively on Amico completely and authentically re-imagined to bring the fun and simplicity of classic gaming to modern day — new graphics, sound, couch multiplayer and entirely new ways to play!

Night Stalker Re-imagined

Our Amico retro re-imagined version of our very own *Night Stalker* is being done by the incredibly talented and award-winning developers at Other Ocean & Digital Eclipse and will personally be programmed by retro legend and historian Mike Mika. In addition to single player mode, you can also play with up to 4 players including co-op (as seen in this video) or versus modes.


Intellivision Amico™ - Night ...
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PONG
BREAKOUT
ATARi CLASSiCS
REMADE!
EXCLUSIVELY FOR INTELLIVISION

We love classic games just like you and when a game is great, it's always great no matter who created it! That's why Intellivision is excited to re-imagine 12 of Atari®'s all-time favorites playable ***only on*** Amico.

Breakout Re-imagined

First released over 43 years ago in 1976, Atari®'s *Breakout®* arcade game was designed by Atari® co-founder Nolan Bushnell, and engineered by none other than Steve Jobs and Steve Wozniak. We are proud to show off our exclusive version, only available on the Intellivision Amico console .


Breakout® exclusively for Int...
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5216
COMBO x42!


MICROSURGEON
ATLANTIS
ICE TREK
DRACULA
iMAGiC CLASSiCS
REMADE!
BEAUTY & THE BEAST
SWORDS & SERPENTS
TRUCKIN'

Imagic became one of the first third party developers and publishers of home console games. Formed by former members of Atari and Mattel Electronics, Imagic quickly emerged as a top game company with multi-platform hits like *Demon Attack* and *Atlantis* and Intellivision exclusives like *Microsurgeon*, *Beauty & The Beast*, *Dracula* and *Safecracker*. In 1986, Imagic ceased operations as a casualty from the game market crash and players transitioning to new platforms. Imagic games have been highly coveted by fans for release on new platforms but remained untouched and out of reach - **until now**. We are thrilled to bring gamers all over the world entirely new versions of Imagic's back catalog remade and re-imagined exclusively on Amico.


SAFE
CRACKER
INTELLIVISION
ENTERTAINMENT

Earthworm Jim is Back!

Exclusively on Amico


EARTHWORM JIM





Whoa, Nelly! In celebration of the 25th anniversary of *Earthworm Jim*, Intellivision Entertainment is proud to reunite the original *Earthworm Jim* team to create a brand new video game adventure exclusively for Intellivision Amico. Voted ***"GAME OF THE YEAR"*** in 1994, the last time the *Earthworm Jim* team worked together was in the follow up award-winning hit sensation *Earthworm Jim 2* (released in 1995). Ten of the original team members, including Doug TenNapel, David Perry, Tommy Tallarico, Nick Bruty, Mike Dietz, Tom Tanaka and Joey Kuras are taking part in bringing back the uniqueness and humor of the *Earthworm Jim* series. We couldn't think of anything more ***Groovy!***



Pack-In Games

Every Intellivision Amico console includes six games already installed for immediate fun right out of the box. Fans of the original Intellivision will immediately recognize three of the console's classics re-imagined exclusively for Amico. Rounding out the selections are three brand new games designed to showcase the unique gameplay and group play that only Amico can offer!


Intellivision® Amico™ - Pack...
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Astrosmash



Designed originally by John Sohl and released in 1981, the original *Astrosmash* game on Intellivision was one of the most popular and biggest selling games for the original system. *Astrosmash* went on to become a Top 5 game selling over 1 million units on the console. The game's popularity also led it to being ported to the Atari 2600 under the name *Astroblast*. The re-imagined version for the Amico brings back all the arcade space shooting fun and is a total blast to play cooperatively or in versus mode!

Shark! Shark!


1230
495
310
Join now!

Designed and programmed by one of the first female game developers in video game history, *Shark! Shark!* garnered critical acclaim from press and fans alike and went on to become one of the best reviewed and most cherished Intellivision games. Inspired by the Chinese proverb "big fish eat little fish," up to four players can play in the new Amico version while enjoying the serenity and mysteries of the ocean. Make an even bigger splash with co-op and versus modes that friends and family can play together. Just watch out for that hungry shark and other threats lurking under the sea!

Skiing


INTELLIVISION
LIVE

GET RETURNS FROM AMICO

Developed by Intellivision Entertainment

PLATFORMS:

VIEW THE CAMPAIGN

You may currently reserve an investment in a security of Fig Publishing, Inc. that will generate returns based on the revenues received by Fig Publishing for the sales of **Intellivision Amico**, if and when Fig Publishing becomes a co-publisher and the product is developed and commercially released **(anticipated Q4 2020)**. Amico is being developed by Intellivision.

We are currently only collecting indications of interest, and the terms of the revenue sharing agreement with the developer and other details of this investment will be finalized if we receive sufficient interest from investors. We will notify those who have reserved shares by email if and when the offering for this security launches. At that time, an offering circular or memorandum that describes the security and revenue sharing agreement in more detail will be made available to you, and you will have the option to complete your reservation and invest. We may request additional documentation from you prior to completing your investment in order to comply with various banking and securities regulations, such as from your country of residence.

Security	Fig Game Shares - Amico
Game	Amico
Price Per Share	$1,000
Maximum Amount of Offering	$15,000,000
Use of Proceeds	Fig's general working capital — we commit through the license agreement to provide the developer with a funding amount that correlates to the investment raised during the campaign
Revenue Sharing Terms	a. Investors invest in Fig Game Shares - Amico, of Fig Publishing, Inc. b. Fig provides a development amount (Fig Funds) to the Developer. c. Provided the product is successfully developed and released, the Developer will pay Fig a revenue share on sales receipts received by the Developer. d. Fig will then pay out 85% of its revenue share to holders of Fig Game Shares - Amico as dividends, periodically over time as the product earns revenue.

ADDITIONAL INFORMATION

The graph below shows the estimated lifetime distributions for a single Fig Game Share – Amico ($1000 price), at various levels of revenue received by Fig, assuming a specific breakdown of revenue from different sources related to the sale of Intellivision Amico.* The lifetime distributions will vary depending on the level of investment raised, because Fig's revenue share would be divided among the number of securities is outstanding. However, the more funds we raise, the more funds we can make available for development, which may translate into more consumer interest in the completed product. The graph assumes the Fig Funds amount is $7,500,000, although it could be between $3,000,000 and $15,000,000. If the proportion of each source of revenue to Fig from Intellivision Amico (Direct Hardware sales, Indirect Hardware Sales, and Game Sales) is different than listed above, the dividend payment to stockholders could be significantly higher or lower than presented.

Potential Cumulative Dividends @ 85% Dividend Rate
Fig Game Shares Amico


fig
Chart assumes :
• $7,500,000 Fig Funds
• 85% Dividend Rate
• Amounts Net of Distribution Fees and Marketing Expenses
• Proportional Breakdown of Net Revenue to Fig:
-50% software sales
-30% direct hardware sales,
-20% indirect hardware sales (through distributors)
ANTICIPATED DISTRIBUTIONS PER $250 INVESTED
$1,250
$1,125
$1,000
$875
$750
$625
$500
$375
$250
$125
$0
Example 1
Example 2
Example 3
Breakeven
0
25,000,000
50,000,000
75,000,000
100,000,000
125,000,000
150,000,000
175,000,000
200,000,000
225,000,000
CUMMULATIVE NET REVENUE FROM SALES OF AMICO HARDWARE AND SOFTWARE

Example Points

	Direct Hardware Sales	Indirect Hardware Sales	Software Sales	Revenue to Fig	Est. Distribution per Share
1.	$ 7,352,941	$ 4,901,961	$ 12,254,902	$ 4,411,765	$ 125
2.	$ 14,705,882	$ 9,803,922	$ 24,509,804	$ 8,823,529	$ 250
3.	$ 37,500,000	$ 25,000,000	$ 62,500,000	$ 22,500,000	$ 638

* This graph above presents forward-looking statements that are subject to unknown risks and uncertainties. If any assumptions behind these estimates prove to be incorrect, or if any costs not accounted for prove to be material, then the point at which an investor would break even, and other points on this graph, could be substantially higher than estimated. Be cautious and do not to place undue emphasis on forward-looking statements in making your investment decisions.

TRANSPARENCY

Transparency is important to us. Please read the investment materials that are available when you begin investing. More information about Fig can be found in its SEC filings online at www.sec.gov. This includes our audited and reviewed financial statements.

View our audited and unaudited financials at the SEC

Investor FAQs

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ABOUT FIG INVEST JOBS BLOG TERMS OF USE PRIVACY POLICY COOKIES HELP & FEEDBACK

Pre-Orders for Amico are available!

AMICO

by Intellivision Entertainment

Intellivision® Amico™ Family-friendly video game entertainment system ...

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PRE-ORDERS OPEN

$1,432,050
OF $1 GOAL

100%
OF GOAL

12,817 PRE-ORDERS

INVEST PREORDER

INTELLIVISION®

TOGETHER AGAIN

"At Intellivision, our mission is to use technology to bring family and friends back together by delivering simple, affordable, family-focused entertainment to everyone."

- Tommy Tallarico, CEO

MEET Amico™

A unique video game system that's redefining entertainment with family and friends

REGISTER TO INVEST

INVEST!

Interested in investing in Fig and receiving shares that track Fig's right to revenue for Amico? Deal terms and other details available here.

Learn more about investing.

$100

PREORDER

REFUNDABLE DEPOSIT TOWARDS $279 VIP EDITION VINTAGE WOODGRAIN

Limited VIP Edition pre-order includes 1 Vintage Woodgrain Amico video game console, which includes 2 Bluetooth, color-touchscreen controllers and 6 pack-in games

DESCRIPTION

- 2 Controllers
- 6 Included Games
- $25 RFID Golden Ticket Gift Card
- Autographed Exclusive Lenticular Card
- 25% Off Merchandise Store Promo Code
- 3 Digital Video Game Soundtrack Albums

Estimated Delivery: Q4 2020


Amico
Amico
Amico

Bringing People Together Again

Isn't it true that your fondest memories of playing video games are when you played together in the same room with a group of people? Much has changed in gaming since Intellivision began, with games becoming more isolating, complicated, and competitive. Using technology, creativity, and unrivaled passion, our team is on a mission to bring family and friends together again.



Simple

We strive for simplicity in everything we create — from our easy touchscreen, disc, and motion controls, to our effortless menus and games for all skill levels.

Affordable

An Amico system with two controllers and six installed games will retail for around $249 at launch — additional games will be typically priced between $2.99 and $9.99. Through our free Android or iOS app, mobile devices can be connected to Amico for up to eight total players.

Family

Every game on Amico encourages group participation and teamwork through "couch co-op" style game play, while also offering single player modes. We are committed to offering products that parents feel confident about — all of our games have no graphic violence/blood, bad language, or sexual content, and are rated E or E10+. We also offer easy-to-use, positive-reinforcement parental controls.

Entertainment

$100 PREORDER

REFUNDABLE DEPOSIT TOWARDS $249 VIP EDITION GRAPHITE BLACK

Limited VIP Edition pre-order includes 1 Graphite Black Amico video game console, which includes 2 Bluetooth, color-touchscreen controllers and 6 pack-in games

DESCRIPTION

- 6 Included Games
- 2 Controllers
- $25 RFID Golden Ticket Gift Card
- Autographed Exclusive Lenticular Card
- 25% Off Merchandise Store Promo Code
- 3 Digital Video Game Soundtrack Albums

Estimated Delivery: Q4 2020

$100 PREORDER

REFUNDABLE DEPOSIT TOWARDS $249 VIP EDITION GLACIER WHITE

Limited VIP Edition pre-order includes 1 Glacier White Amico video game console, which includes 2 Bluetooth, color-touchscreen controllers and 6 pack-in games

DESCRIPTION

- 2 Controllers
- 6 Included Games
- $25 RFID Golden Ticket Gift Card
- Autographed Exclusive Lenticular Card
- 25% Off Merchandise Store Promo Code
- 3 Digital Video Game Soundtrack Albums

Estimated Delivery: Q4 2020

We want Amico to be who you turn to on family game night — we offer a diverse, curated library of original titles, retro, party, educational, and table games, so everyone can join in no matter what their skill level. We also utilize our unique controllers and interactive lighting to create a gaming experience you can't get anywhere else.



Intellivision® Amico™ Produ...
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FAMILY-FRIENDLY GAMES

Designed For Simplicity

When designing Amico, we had a vision — make gaming accessible again. Our team has packed an incredible number of features into a simple and affordable package. Luckily, we didn't have to start from scratch — the original Intellivision system had many great features that served as inspiration for Amico. Modern technology, updated ergonomics, and a fresh personality make for an entertainment system like no other.

Feature-rich Controllers

The Amico controller is designed for functionality and simplicity — with a familiar touchscreen, disc, and motion controls, anyone can join in on the fun.



Intellivision Amico
Intellivision Amico
Intellivision
Intellivision

In these MEET AMICO videos we give first looks at *Missile Command* and *SideSwipers* on Amico, but more importantly, we demonstrate our controllers operating with the hardware via Bluetooth along with mobile devices connected via Wi-Fi (running off our free Amico controller app). We also showcase the uniqueness of playing games with our controllers, creative ideas behind couch co-op game design and some of the differences and advantages to what we've built.


Meet Amico™ - Missile Com...
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MISSILE COMMAND DEMO W/CONTROLLERS


Meet Amico™ - SideSwipers ...
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SIDESWIPERS EARLY GAMEPLAY
DEMO W/CONTROLLERS

Wireless Automatic Charging

Simply place the controllers in the console and Amico takes care of the charging. This feature also doubles as an easy way of storing the controllers to keep things tidy.



Immersive LED Lighting

Amico uses unique lighting that not only makes for a fun and memorable gaming experience, but also helps guide players in an interactive way.


Amico

FUN FOR EVERYONE

Premium, family-friendly games for all skill levels

- Amico comes with six premium, pre-loaded games, with additional games typically ranging from $2.99 - $9.99
- No bad language, graphic violence/blood or sexual content — every game on Amico is rated E for Everyone or E10+
- Gameplay adapts to your skill level
- No ads, downloadable content, loot boxes, or in-game purchases

Extensive Game Library

From sports & recreation, educational & brain games, to party games and retro classics — there's truly something for everyone


Intellivision® Amico™ - VIP...
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INTELLIVISION
CLASSICS REMADE!
EXCLUSIVELY FOR INTELLIVISION

Your favorite Intellivision games return exclusively on Amico completely and authentically re-imagined to bring the fun and simplicity of classic gaming to modern day — new graphics, sound, couch multiplayer and entirely new ways to play!

Night Stalker Re-imagined

Our Amico retro re-imagined version of our very own *Night Stalker* is being done by the incredibly talented and award-winning developers at Other Ocean & Digital Eclipse and will personally be programmed by retro legend and historian Mike Mika. In addition to single player mode, you can also play with up to 4 players including co-op (as seen in this video) or versus modes.


Intellivision Amico™ - Night ...
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PONG
ATARI
BREAKOUT
CENTIPEDE
ATARI
ADVENTURE
LUNAR LANDER
ATARI
YARS' REVENGE
ASTEROIDS
TEMPEST
ATARI CLASSICS
REMADE!
EXCLUSIVELY FOR INTELLIVISION

We love classic games just like you and when a game is great, it's always great no matter who created it! That's why Intellivision is excited to re-imagine 12 of Atari®'s all-time favorites playable ***only on*** Amico.

Breakout Re-imagined

First released over 43 years ago in 1976, Atari®'s *Breakout*® arcade game was designed by Atari® co-founder Nolan Bushnell, and engineered by none other than Steve Jobs and Steve Wozniak. We are proud to show off our exclusive version, only available on the Intellivision Amico console .


Breakout® exclusively for Int...
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5216
COMBO x42!


MICROSURGEON
ATLANTIS
ICE TREK
DRACULA
IMAGIC CLASSICS REMADE!
BEAUTY & THE BEAST
SWORDS & SERPENTS
TRUCKIN'

Imagic became one of the first third party developers and publishers of home console games. Formed by former members of Atari and Mattel Electronics, Imagic quickly emerged as a top game company with multi-platform hits like *Demon Attack* and *Atlantis* and Intellivision exclusives like *Microsurgeon*, *Beauty & The Beast*, *Dracula* and *Safecracker*. In 1986, Imagic ceased operations as a casualty from the game market crash and players transitioning to new platforms. Imagic games have been highly coveted by fans for release on new platforms but remained untouched and out of reach - **until now**. We are thrilled to bring gamers all over the world entirely new versions of Imagic's back catalog remade and re-imagined exclusively on Amico.


SAFE CRACKER
INTELLIVISION
ENTERTAINMENT

Earthworm Jim is Back!

Exclusively on Amico


EARTHWORM
JIM





Whoa, Nelly! In celebration of the 25th anniversary of *Earthworm Jim*, Intellivision Entertainment is proud to reunite the original *Earthworm Jim* team to create a brand new video game adventure exclusively for Intellivision Amico. Voted ***"GAME OF THE YEAR"*** in 1994, the last time the *Earthworm Jim* team worked together was in the follow up award-winning hit sensation *Earthworm Jim 2* (released in 1995). Ten of the original team members, including Doug TenNapel, David Perry, Tommy Tallarico, Nick Bruty, Mike Dietz, Tom Tanaka and Joey Kuras are taking part in bringing back the uniqueness and humor of the *Earthworm Jim* series. We couldn't think of anything more ***Groovy!***



Pack-In Games

Every Intellivision Amico console includes six games already installed for immediate fun right out of the box. Fans of the original Intellivision will immediately recognize three of the console's classics re-imagined exclusively for Amico. Rounding out the selections are three brand new games designed to showcase the unique gameplay and group play that only Amico can offer!


Intellivision® Amico™ - Pack...
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Intellivision
Amico

Astrosmash



Designed originally by John Sohl and released in 1981, the original *Astrosmash* game on Intellivision was one of the most popular and biggest selling games for the original system. *Astrosmash* went on to become a Top 5 game selling over 1 million units on the console. The game's popularity also led it to being ported to the Atari 2600 under the name *Astroblast*. The re-imagined version for the Amico brings back all the arcade space shooting fun and is a total blast to play cooperatively or in versus mode!

Shark! Shark!


PLAYER1
1230
PLAYER2
495
PLAYER3
310
Join now!

Designed and programmed by one of the first female game developers in video game history, *Shark! Shark!* garnered critical acclaim from press and fans alike and went on to become one of the best reviewed and most cherished Intellivision games. Inspired by the Chinese proverb "big fish eat little fish," up to four players can play in the new Amico version while enjoying the serenity and mysteries of the ocean. Make an even bigger splash with co-op and versus modes that friends and family can play together. Just watch out for that hungry shark and other threats lurking under the sea!

Skiing


INTELLIVISION
LIVE
00:15.04

Big news! Fig joins Republic Learn more

GET RETURNS FROM AMICO

Developed by Intellivision Entertainment

PLATFORMS:
VIEW THE CAMPAIGN

You may currently reserve an investment in a security of Fig Publishing, Inc. that will generate returns based on the revenues received by Fig Publishing for the sales of **Intellivision Amico**, if and when Fig Publishing becomes a co-publisher and the product is developed and commercially released **(anticipated Q4 2020)**. Amico is being developed by Intellivision.

We are currently only collecting indications of interest, and the terms of the revenue sharing agreement with the developer and other details of this investment will be finalized if we receive sufficient interest from investors. We will notify those who have reserved shares by email if and when the offering for this security launches. At that time, an offering circular or memorandum that describes the security and revenue sharing agreement in more detail will be made available to you, and you will have the option to complete your reservation and invest. We may request additional documentation from you prior to completing your investment in order to comply with various banking and securities regulations, such as from your country of residence.

Security	Fig Game Shares - Amico
Game	Amico
Price Per Share	$1,000
Maximum Amount of Offering	$15,000,000
Use of Proceeds	Fig's general working capital — we commit through the license agreement to provide the developer with a funding amount that correlates to the investment raised during the campaign
Revenue Sharing Terms	a. Investors invest in Fig Game Shares - Amico, of Fig Publishing, Inc. b. Fig provides a development amount (Fig Funds) to the Developer. c. Provided the product is successfully developed and released, the Developer will pay Fig a revenue share on sales receipts received by the Developer. d. Fig will then pay out 85% of its revenue share to holders of Fig Game Shares - Amico as dividends, periodically over time as the product earns revenue.

ADDITIONAL INFORMATION

The graph below shows the estimated lifetime distributions for a single Fig Game Share – Amico ($1000 price), at various levels of revenue received by Fig, assuming a specific breakdown of revenue from different sources related to the sale of Intellivision Amico.* The lifetime distributions will vary depending on the level of investment raised, because Fig's revenue share would be divided among the number of securities is outstanding. However, the more funds we raise, the more funds we can make available for development, which may translate into more consumer interest in the completed product. The graph assumes the Fig Funds amount is $7,500,000, although it could be between $3,000,000 and $15,000,000. If the proportion of each source of revenue to Fig from Intellivision Amico (Direct Hardware sales, Indirect Hardware Sales, and Game Sales) is different than listed above, the dividend payment to stockholders could be significantly higher or lower than presented.

Potential Cumulative Dividends @ 85% Dividend Rate
Fig Game Shares Amico



fig
Chart assumes :
• $7,500,000 Fig Funds
• 85% Dividend Rate
• Amounts Net of Distribution Fees and Marketing Expenses
• Proportional Breakdown of Net Revenue to Fig:
-50% software sales
-30% direct hardware sales,
-20% indirect hardware sales (through distributors)
ANTICIPATED DISTRIBUTIONS PER $250 INVESTED
$1,250
$1,125
$1,000
$875
$750
$625
$500
$375
$250
$125
$0
Example 3
Breakeven
Example 2
Example 1
CUMMULATIVE NET REVENUE FROM SALES OF AMICO HARDWARE AND SOFTWARE

Example Points									
		Direct Hardware Sales		Indirect Hardware Sales		Software Sales		Revenue to Fig		Est. Distribution per Share
1.	$	7,352,941	$	4,901,961	$	12,254,902	$	4,411,765	$	125
2.	$	14,705,882	$	9,803,922	$	24,509,804	$	8,823,529	$	250
3.	$	37,500,000	$	25,000,000	$	62,500,000	$	22,500,000	$	638

* This graph above presents forward-looking statements that are subject to unknown risks and uncertainties. If any assumptions behind these estimates prove to be incorrect, or if any costs not accounted for prove to be material, then the point at which an investor would break even, and other points on this graph, could be substantially higher than estimated. Be cautious and do not to place undue emphasis on forward-looking statements in making your investment decisions.

TRANSPARENCY

Transparency is important to us. Please read the investment materials that are available when you begin investing. More information about Fig can be found in its SEC filings online at www.sec.gov. This includes our audited and reviewed financial statements.

View our audited and unaudited financials at the SEC

Investor FAQs

BECOME AN INVESTOR

Everyone can share in the potential success of the campaign by becoming an investor. Get started now to review the Investment Materials and Reserve your Shares.

GET STARTED

or View the Campaign

GET THE LATEST FIG NEWS

Your email address SIGN UP

SAY HELLO

IMPORTANT MESSAGE: Fig.co (the "Site") is a website owned and operated by OpenDeal Inc dba Republic By accessing this Site and any pages on this Site, you agree to be bound by its Terms of Use and Privacy Policy, as may be amended from time to time. The securities offered by the issuers on the Site (the "Securities") may be sold only to (A) investors who are (i) "Accredited Investors" as defined in Rule 501 under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or (B) certain eligible investors who are not "U.S. persons" as defined in Rule 902 under the Securities Act, or (C) otherwise eligible to invest in Securities as discussed elsewhere on the Site. Accredited Investors will be required to provide supporting documentation evidencing their accredited status. All investors using the Site must acknowledge and accept the high risks associated with investing in the Securities. These risks include holding your investment for periods of months or years with limited or no ability to resell and losing your entire investment; you must have the ability to bear a total loss of your investment without a change in your lifestyle. The Site may contain "forward looking statements" which are not guaranteed. Potential investors should read all of the investment documents that are provided to them. Fig is not an investment advisor, broker-dealer or crowdfunding portal and does not engage in any activities requiring any such registration. All investors should make their own determination of whether or not to make any investment, based on their own evaluation and analysis. The Securities are being offered and sold only in jurisdictions where such offers and sales are permitted; it is solely your responsibility to comply with the laws and regulations of your jurisdiction of residence. You are strongly advised to consult your legal, tax and financial advisors before investing.

With regard to communications by an issuer on the Site to gauge interest in a potential Securities offering pursuant to the Regulation A exemption from the registration requirements of the Securities Act, including opportunities to "reserve" Securities as indications of interest in the potential offering, please note (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no sales will be made or commitments to purchase accepted until the offering statement for the potential offering is qualified by the U.S. Securities and Exchange Commission, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the qualification date, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

Past performance may not be indicative of future results. Different Fig investments involve varying deal terms and degrees of risk, and may lose value. Therefore, it should not be assumed that future performance of any specific investment will correlate with historical results.

Multiple offerings of Securities may be conducted on this Site. Prior to any investment in any Securities, you should review a copy of the current offering circular relating to those Securities included in the corresponding offering statement filed with the U.S. Securities and Exchange Commission, by clicking on the following link: Fig Publishing, Inc. CIK#: 0001658966.

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ABOUT FIG INVEST JOBS BLOG TERMS OF USE PRIVACY POLICY COOKIES HELP & FEEDBACK

IMPORTANT MESSAGE: Fig.co (the "Site") is a website owned and operated by OpenDeal Inc dba Republic By accessing this Site and any pages on this Site, you agree to be bound by its Terms of Use and Privacy Policy, as may be amended from time to time. The securities offered by the issuers on the Site (the "Securities") may be sold only to (A) investors who are (i) "Accredited Investors" as defined in Rule 501 under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or (B) certain eligible investors who are not "U.S. persons" as defined in Rule 902 under the Securities Act, or (C) otherwise eligible to invest in Securities as discussed elsewhere on the Site. Accredited Investors will be required to provide supporting documentation evidencing their accredited status. All investors using the Site must acknowledge and accept the high risks associated with investing in the Securities. These risks include holding your investment for periods of months or years with limited or no ability to resell and losing your entire investment; you must have the ability to bear a total loss of your investment without a change in your lifestyle. The Site may contain "forward looking statements" which are not guaranteed. Potential investors should read all of the investment documents that are provided to them. Fig is not an investment advisor, broker-dealer or crowdfunding portal and does not engage in any activities requiring any such registration. All investors should make their own determination of whether or not to make any investment, based on their own evaluation and analysis. The Securities are being offered and sold only in jurisdictions where such offers and sales are permitted; it is solely your responsibility to comply with the laws and regulations of your jurisdiction of residence. You are strongly advised to consult your legal, tax and financial advisors before investing.

With regard to communications by an issuer on the Site to gauge interest in a potential Securities offering pursuant to the Regulation A exemption from the registration requirements of the Securities Act, including opportunities to "reserve" Securities as indications of interest in the potential offering, please note (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no sales will be made or commitments to purchase accepted until the offering statement for the potential offering is qualified by the U.S. Securities and Exchange Commission, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the qualification date, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

Past performance may not be indicative of future results. Different Fig investments involve varying deal terms and degrees of risk, and may lose value. Therefore, it should not be assumed that future performance of any specific investment will correlate with historical results.

Multiple offerings of Securities may be conducted on this Site. Prior to any investment in any Securities, you should review a copy of the current offering circular relating to those Securities included in the corresponding offering statement filed with the U.S. Securities and Exchange Commission, by clicking on the following link: Fig Publishing, Inc. CIK#:

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GET RETURNS FROM AMICO

Developed by Intellivision Entertainment


Intellivision® Amico™ Family-friendly vid...
INTELLIVISION
Amico

1 — 2

You may currently reserve an investment in a security of Fig Publishing, Inc. that will generate returns based on the revenues received by Fig Publishing for the sales of **Intellivision Amico**, if and when Fig Publishing becomes a co-publisher and the product is developed and commercially released **(anticipated Q4 2020)**. Amico is being developed by Intellivision.

We are currently only collecting indications of interest, and the terms of the revenue sharing agreement with the developer and other details of this investment will be finalized if we receive sufficient interest from investors. We will notify those who have reserved shares by email if and when the offering for this security launches. At that time, an offering circular or memorandum that describes the security and revenue sharing agreement in more detail will be made available to you, and you will have the option to complete your reservation and invest. We may request additional documentation from you prior to completing your investment in order to comply with various banking and securities regulations, such as from your country of residence.

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IMPORTANT MESSAGE: Fig.co (the "Site") is a website owned and operated by OpenDeal Inc dba Republic By accessing this Site and any pages on this Site, you agree to be bound by its Terms of Use and Privacy Policy, as may be amended from time to time. The securities offered by the issuers on the Site (the "Securities") may be sold only to (A) investors who are (i) "Accredited Investors" as defined in Rule 501 under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or (B) certain eligible investors who are not "U.S. persons" as defined in Rule 902 under the Securities Act, or (C) otherwise eligible to invest in Securities as discussed elsewhere on the Site. Accredited Investors will be required to provide supporting documentation evidencing their accredited status. All investors using the Site must acknowledge and accept the high risks associated with investing in the Securities. These risks include holding your investment for periods of months or years with limited or no ability to resell and losing your entire investment; you must have the ability to bear a total loss of your investment without a change in your lifestyle. The Site may contain "forward looking statements" which are not guaranteed. Potential investors should read all of the investment documents that are provided to them. Fig is not an investment advisor, broker-dealer or crowdfunding portal and does not engage in any activities requiring any such registration. All investors should make their own determination of whether or not to make any investment, based on their own evaluation and analysis. The Securities are being offered and sold only in jurisdictions where such offers and sales are permitted; it is solely your responsibility to comply with the laws and regulations of your jurisdiction of residence. You are strongly advised to consult your legal, tax and financial advisors before investing.

With regard to communications by an issuer on the Site to gauge interest in a potential Securities offering pursuant to the Regulation A exemption from the registration requirements of the Securities Act, including opportunities to "reserve" Securities as indications of interest in the potential offering, please note (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no sales will be made or commitments to purchase accepted until the offering statement for the potential offering is qualified by the U.S. Securities and Exchange Commission, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the qualification date, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

Past performance may not be indicative of future results. Different Fig investments involve varying deal terms and degrees of risk, and may lose value. Therefore, it should not be assumed that future performance of any specific investment will correlate with historical results.

Multiple offerings of Securities may be conducted on this Site. Prior to any investment in any Securities, you should review a copy of the current offering circular relating to those Securities included in the corresponding offering statement filed with the U.S. Securities and Exchange Commission, by clicking on the following link: Fig Publishing, Inc. CIK#: 0001658966.

GET RETURNS FROM AMICO

Developed by Intellivision Entertainment


Intellivision® Amico™ Family-friendly vid...
INTELLIVISION
Amico
TM

1 2

You may currently reserve an investment in a security of Fig Publishing, Inc. that will generate returns based on the revenues received by Fig Publishing for the sales of **Intellivision Amico**, if and when Fig Publishing becomes a co-publisher and the product is developed and commercially released **(anticipated Q4 2020)**. Amico is being developed by Intellivision.

We are currently only collecting indications of interest, and the terms of the revenue sharing agreement with the developer and other details of this investment will be finalized if we receive sufficient interest from investors. We will notify those who have reserved shares by email if and when the offering for this security launches. At that time, an offering circular or memorandum that describes the security and revenue sharing agreement in more detail will be made available to you, and you will have the option to complete your reservation and invest. We may request additional documentation from you prior to completing your investment in order to comply with various banking and securities regulations, such as from your country of residence.

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Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or your net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A, which states: Read more...

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GET RETURNS FROM AMICO

Developed by Intellivision Entertainment


Intellivision® Amico™ Family-friendly vid...
INTELLIVISION
Amico
TM

1 2

You may currently reserve an investment in a security of Fig Publishing, Inc. that will generate returns based on the revenues received by Fig Publishing for the sales of **Intellivision Amico**, if and when Fig Publishing becomes a co-publisher and the product is developed and commercially released **(anticipated Q4 2020)**. Amico is being developed by Intellivision.

We are currently only collecting indications of interest, and the terms of the revenue sharing agreement with the developer and other details of this investment will be finalized if we receive sufficient interest from investors. We will notify those who have reserved shares by email if and when the offering for this security launches. At that time, an offering circular or memorandum that describes the security and revenue sharing agreement in more detail will be made available to you, and you will have the option to complete your reservation and invest. We may request additional documentation from you prior to completing your investment in order to comply with various banking and securities regulations, such as from your country of residence.

1) Investor Profile

2) Reservation Amount

THANK YOU FOR YOUR RESERVATION

Tester Peter

You have reserved

$1,000

Thank you for reserving your investment. What happens now?

- When this offering commences, offering materials will be made available to you online and you will receive an email with instructions on how to complete your investment.
- We will notify you by email if a non-accredited investment offering for Fig Game Shares - Amico launches, at which point you will have access to the complete terms of the investment and the option to invest. No sales will be made or commitments to purchase accepted until the offering statement is qualified by the U.S. Securities and Exchange Commission. Your indication of interest is non-binding and involves no obligation of any kind. A copy of all of our SEC filings may be obtained on the SEC's EDGAR website
- Regular email updates from us and Intellivision Entertainment
- If you have questions, you can get in touch with us via this help form

OKAY!

GET RETURNS FROM AMICO

Developed by Intellivision Entertainment

THANK YOU FOR YOUR RESERVATION!

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Help Amico be a success by sharing the campaign with friends.

SHARE

GO BACKSTAGE

Get access to campaigns that are still in a confidential state before they're public!

JOIN BACKSTAGE PASS

WE WANT TO HEAR FROM YOU!

Take a short survey about your experience using Fig.

GIVE FEEDBACK

1 2

You may currently reserve an investment in a security of Fig Publishing, Inc. that will generate returns based on the revenues received by Fig Publishing for the sales of **Intellivision Amico**, if and when Fig Publishing becomes a co-publisher and the product is developed and commercially released **(anticipated Q4 2020)**. Amico is being developed by Intellivision.

We are currently only collecting indications of interest, and the terms of the revenue

THANK YOU FOR YOUR RESERVATION!

SPREAD THE WORD

Help Amico be a success by sharing the campaign with friends.

SHARE

GO BACKSTAGE

Get access to campaigns that are still in a confidential state before they're public!

JOIN BACKSTAGE PASS

WE WANT TO HEAR FROM YOU!

Take a short survey about your experience using Fig.

GIVE FEEDBACK

1) Investor Profile

2) Reservation Amount

THANK YOU FOR YOUR RESERVATION

Tester Peter

You have reserved

$1,000

Th...

THANK YOU FOR YOUR RESERVATION!

SPREAD THE WORD

Help Amico be a success by sharing the campaign with friends.

SHARE

GO BACKSTAGE

Get access to campaigns that are still in a confidential state before they're public!

JOIN BACKSTAGE PASS

WE WANT TO HEAR FROM YOU!

Take a short survey about your experience using Fig.

GIVE FEEDBACK

- Regular email updates from us and Intellivision Entertainment
- If you have questions, you can get in touch with us via this help form

OKAY!

GET THE LATEST FIG NEWS

Your email address

SIGN UP

SAY HELLO

THANK YOU FOR YOUR RESERVATION!

SPREAD THE WORD

Help Amico be a success by sharing the campaign with friends.

SHARE

GO BACKSTAGE

Get access to campaigns that are still in a confidential state before they're public!

JOIN BACKSTAGE PASS

WE WANT TO HEAR FROM YOU!

Take a short survey about your experience using Fig.

GIVE FEEDBACK

residence. You are strongly advised to consult your legal, tax and financial advisors before investing.

With regard to communications by an issuer on the Site to gauge interest in a potential Securities offering pursuant to the Regulation A exemption from the registration requirements of the Securities Act, including opportunities to "reserve" Securities as indications of interest in the potential offering, please note (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no sales will be made or commitments to purchase accepted until the offering statement for the potential offering is qualified by the U.S. Securities and Exchange Commission, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the qualification date, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

Past performance may not be indicative of future results. Different Fig investments involve varying deal terms and degrees of risk, and may lose value. Therefore, it should not be assumed that future performance of any specific investment will correlate with historical results.

Multiple offerings of Securities may be conducted on this Site. Prior to any investment in any Securities, you should review a copy of the current offering circular relating to those Securities included in the corresponding offering statement filed with the U.S. Securities and Exchange Commission, by clicking on the following link: Fig Publishing, Inc. CIK#: 0001658966.


intellivisionamico.com
EGS News Transport 5 Tudor City Place 18 Grandview Web Movies, TV Live Movies Ben's Work Luke's Graduation
Citrix Receiver
Citrix Desktop
Intellivision Entertainment
Click here to pre-order your Graphite Black, Glacier White, or GameStop-exclusive Galaxy Purple Amico!
AMICO ABOUT SUBSCRIBE INVEST
INTELLIVISION
TOGETHER AGAIN
PRE-ORDER FAQ CONTACT SHOP
MEET Amico
A unique video game system that's redefining entertainment with family and friends.
SEE OUR GAMES
WATCH OUR VIDEOS

INTELLIVISION TOGETHER AGAIN

INVEST

INTELLIVISION Amico

Limited-time investment opportunity

Invest in the success of Intellivision Amico

INVEST

Read the offering terms


Intellivision® Amico™ Family-friendly video

Min. investment:	Target return:	Sales begin:
$1,000	300%	10.10.2020
	Additional offering terms	Planned console launch date

INTELLIVISION TOGETHER AGAIN

INVEST

At Intellivision, our mission is to use technology to bring people together by delivering simple, affordable, family-focused entertainment to everyone.

MEET Amico™

A unique video game system that's redefining entertainment with family and friends



integrated touch screen, motion control and wireless charging.

UP TO 8 PLAYERS

Group play is easy with 2 controllers plus up to 6 more using the free app.

IMMERSIVE LED LIGHTING

Interactive lighting makes for a unique play experience.



INTELLIVISION
TOGETHER AGAIN

INVEST

TRUSTWORTHY GAMING

No ads, microtransactions, loot boxes, or in-game purchases.

SIX PREMIUM PRE-LOADED GAMES

With additional games typically ranging from $2.99–$9.99.

PLAY_ARROW WATCH PRODUCT OVERVIEW

SIMPLE • We strive for simplicity in everything we create — from our easy touchscreen, disc, and motion controls, to our effortless menus and games for all skill levels.

AFFORDABLE • An Amico system with two controllers and six installed games will retail for around $249 at launch — additional games will be typically priced $9.99 or less.

FAMILY • Every game on Amico encourages group participation and teamwork through "couch co-op" style gameplay plus we're committed to offering products that parents can trust.

ENTERTAINMENT • We want Amico to be who you turn to on family game night — our diverse library of titles offers something for everybody.

INTELLIVISION TOGETHER AGAIN

INVEST

EXTENSIVE GAME LIBRARY

Premium, family-friendly games for all skill levels: from sports & recreation, educational & brain games, to party games and retro classics.

INTELLIVISION
TOGETHER AGAIN

INVEST


RECORDING
Amico

CHANGING THE GAME SINCE 1979

1,800 employees worldwide.


INTELLIVISION
MATTEL ELECTRONICS
HOME
SAVE
by mail when you purchase
MASTER COMPONENT
OFFER EXPIRES SEPT. 18, 1982


Two pictures are worth a thousand words.
INTELLIVISION






NIGHT STALKER
BREAKOUT
VIDEO COMPUTER SYSTEM
GAME PROGRAM
INTELLIVISION Intelligent Television
SKIING
INTELLIVISION Intelligent Television
ASTROSMASH
IMAGIC
SAFECRACKER
For The INTELLIVISION System
CX2622

CLASSIC TITLES REMADE EXCLUSIVELY FOR INTELLIVISION

Your favorite **Intellivision, Atari, Imagic,** and other classic games return exclusively on Amico completely and authentically re-imagined to bring the fun and simplicity of classic gaming to modern day — new graphics, sound, couch multiplayer and entirely new ways to play!

INTELLIVISION
TOGETHER AGAIN

INVEST

With a legacy of game leadership since 1979 and $25,000,000+ in purchase and pre-orders, Amico is already taking the gaming world by storm.

100,000

units pre-sold to fans and stores

$25M+

over $25,000,000 in purchase and pre-orders

Purchase orders from key retail partners worldwide

LED BY GAMING INDUSTRY VETERANS

medical and military fields. With over 600 years combined experience in the video game industry, including veteran team members who have been with Intellivision since 1981, this powerhouse team will truly deliver.

Tommy Tallarico

CEO/President

- 30+ years veritable video game industry icon and one of the most successful video game composers
- Held positions as a designer, product manager, producer, writer, hardware executive, games tester and heads of both music and video departments
- Produced, co-created, wrote and co-hosted 3 internationally award-winning syndicated and network TV shows
- Created, produced and hosts the worldwide live orchestra touring sensation Video Games Live — the first and most successful video game touring concert in the world (500+ shows in 42 countries on 5 continents with 3+ million people experiencing the show live and counting)
- 50+ industry awards and has worked on 300+ game titles totaling 200M+ units and $10B+ in revenue
- Holds 5 Guinness World Records, including the person who has worked on the most commercially released video games and the largest symphony show ever seen live (over 752,000 people in China)
- Recipient of the Lifetime Achievement Award at Game Developers Conference, the Ambassador Award by Game Developers Choice Awards and one of the Top 50 Game Industry People by Game Developers Magazine
- Included in the Smithsonian Institute for his contribution to the game industry and profiled in a 2015 feature story by ABC as the “person who changed the video game industry”

INTELLIVISION TOGETHER AGAIN

INVEST


Video Games Live
TOMMY TALLARICO
A man at the top of his game
ARCANE SAINTS
"Black Limousine"
ELECTRIC REVOLUTION
Best Apps For Sound Editing
Spotlight
BandLab
Adds New Social and Music-Making Tools in 3.0 Release

- Founder of the Game Audio Network Guild (G.A.N.G) – a non-profit organization educating and heightening the awareness of audio for the interactive world with 2,500+ members
- Advisory Board member for the Game Developers Conference, a Governor for the National Academy of Recording Arts & Sciences (NARAS/Grammy's), a spokesperson for the Entertainment Consumers Association, a proud member of the International Game Developers Association and a nominating peer panel leader for the Academy of Interactive Arts & Sciences
- Consulted for Fortune 500 companies such as Intel, Sony, AMD, Microsoft and Apple as well as audio companies including DTS, Dolby, Roland, THX, Yamaha and Creative Labs
- Cousin of rock star legend Steven Tyler (nee Tallarico)

INTELLIVISION
TOGETHER AGAIN

INVEST



Hans Ippisch

President — European Operations

Former CEO — Computec Media



Phil Adam

SVP Business Development & Sales

Helped bring Tetris to the world



Jason Enos

VP Production

Former Producer — Metal Gear Solid, Silent Hill, DDR, Castlevania, Contra



J Allard

Global Managing Director

Co-Creator/Founder — Microsoft Xbox, Xbox 360



Bill Fisher

VP Technology



Cara Acker

VP Global Marketing



Sumeet Aggarwal

Managing Director MENA & South Asia



John Alvarado

Software Technical Director

INTELLIVISION TOGETHER AGAIN

INVEST









Mike Dietz

Art Director

Past Director products: Disney's Aladdin, Earthworm Jim

Rusty Buchert

Senior Producer / Business Development

30 year veteren, helped to form Playstation Network

Guido Henkel

Senior Software Engineer

35+ year industry veteran, published 19 books

David Perry

Board Member / Investor

Founder of cloud gaming, created PlayStation Now service









INTELLIVISION TOGETHER AGAIN

INVEST

Started at Intellivision in 1981, B-17 Bomber	Award winning developer — Disney, Nintendo, EA, Activision, etc.	Former President of Nintendo	Former 11 year President of The ESA



Abbey Konowitch

Advisor

Former VP & President of MTV Disney Music

FAQ

What is an accredited investor?

When do I start receiving revenue share?

How can I earn a return on my investment?

What kind of communications do investors receive during the relationship?

Where are my shares once I make an investment?

Can I invest with an entity?

Can I invest using an IRA?

Why are you asking for my ID and other personal information?

I already provided a copy of my ID, why do I have to again?

What will the transaction name be in my statement (credit card, bank account, etc)?

When will Amico be available?

What will be the price of Amico?

What is included with the Amico console?

I have a big family and lots of friends — will I be able to get more Amico controllers?

When you say Amico is family-friendly, what do you mean?

Amico does not look like most video game consoles — why is that?

The Amico controllers do not look like other game systems’ controllers — why is that?

INTELLIVISION
TOGETHER AGAIN

INVEST

What does "Amico" mean and how do you pronounce it? +

INTELLIVISION Amico

Invest in the success of Intellivision Amico

INVEST

INTELLIVISION
A LEGACY OF INNOVATION · 1979–2020

1-800-587-1340 INVESTORS@FGS-AMICO.COM

PRIVACY & TERMS

IRVINE · SAN FRANCISCO · DUBAI · NUREMBERG

INTELLIVISION
TOGETHER AGAIN

INVEST

accepted. While Testing the Waters, no offer to buy the securities can be accepted and no part of the purchase price can be received under Regulation A until an offering statement on Form 1-A has been filed and until the offering statement is qualified pursuant to Regulation A of the Securities Act of 1933, as amended, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. Any person's indication of interest involves no obligation or commitment of any kind. The information in that offering statement will be more complete than the information the Company is providing now, and could differ materially. You must read the documents filed. No offer to sell the securities or solicitation of an offer to buy the securities is being made in any state where such offer or sale is not permitted under the "blue sky" or securities laws thereof. No offering is being made to individual investors in any state unless and until the offering has been registered in that state or an exemption from registration exists therein. The securities offered using Regulation A are highly speculative and involve significant risks. The investment is suitable only for persons who can afford to lose their entire investment. Furthermore, investors must understand that such investment could be illiquid for an indefinite period of time. No public market currently exists for the securities, and if a public market develops following the offering, it may not continue. Some issuers may intend to list its securities on a national exchange and doing so entails significant ongoing corporate obligations including, but not limited to, disclosure, filing and notification requirements, as well compliance with applicable continued quantitative and qualitative listing standards.

INTELLIVISION
TOGETHER AGAIN

AMOUNT

How much would you like to invest? Minimum investment is $1,000

$ 1,000

check_circle Within investment limit ($1,000).
You would be getting 1 FGS-Amico shares

ACCREDITATION

Are you an accredited investor under U.S. Securities laws?

○ Yes ◉ No | info How to tell?

> Please fill this form out to indicate your investment interest. Note that this is a non-binding indication of interest only. Your payment will not be charged without your later confirmation and subscription to a qualified offering.

PERSONAL INFORMATION

Required to verify your identity. This information is transmitted securely.

Full legal name *info*

John L Smith

Please write your name exactly as it appears on your government-issued ID, including middle name, suffixes, initials, etc.

Phone number

123-456-7890

Street address

500 Madison Avenue

Suite

23

City

New York

Country

United States

State

New York

ZIP / Postal code

10022

Are you a U.S. citizen or legal resident?

(●) Yes ( ) No

Date of birth

Dec 16, 1979

Social Security Number

012-34-5678

Why is this information required *info*

PAYMENT METHOD

U.S. Bank Card Wire

Pay using a United States bank account using ACH direct payment *info*

SELECT BANK ACCOUNT or Add manually

This payment information is transmitted securely and is not stored on our servers. It will be stored by Prime Trust, LLC. We will not collect any consideration until such time an offering statement on Form 1-A has been filed and until the offering statement is qualified pursuant to Regulation A of the Securities Act of 1933, as amended. In the event the Regulation A offering is abandoned we will delete your information. In the event the Regulation A offering is qualified, we will need you to subscribe to such offering in order to collect consideration. Please refer to Prime Trust privacy policy with respect to their storage of your data, which you are consenting to by providing it here. If you prefer to have your investment interest registered without providing your payment information, please email us here

INVESTMENT ENTITY

I am investing as:

Myself (person)

CONFIRM MY $1,000 INTEREST

This is a non-binding indication of interest only. Your payment will not be charged without your explicit confirmation. You will receive an email with the instructions how to complete your investment once the offering is qualified by the SEC.

NEED HELP?

Call us at:
1-800-587-1340
9AM-9PM EST

Email: investors@fgs-amico.com

INTELLIVISION
A LEGACY OF INNOVATION · 1979–2020

interest involves no obligation or commitment of any kind. The information in that offering statement will be more complete than the information the Company is providing now, and could differ materially. You must read the documents filed. No offer to sell the securities or solicitation of an offer to buy the securities is being made in any state where such offer or sale is not permitted under the "blue sky" or securities laws thereof. No offering is being made to individual investors in any state unless and until the offering has been registered in that state or an exemption from registration exists therein. The securities offered using Regulation A are highly speculative and involve significant risks. The investment is suitable only for persons who can afford to lose their entire investment. Furthermore, investors must understand that such investment could be illiquid for an indefinite period of time. No public market currently exists for the securities, and if a public market develops following the offering, it may not continue. Some issuers may intend to list its securities on a national exchange and doing so entails significant ongoing corporate obligations including, but not limited to, disclosure, filing and notification requirements, as well compliance with applicable continued quantitative and qualitative listing standards.